# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oxford Park Income Fund, Inc., CIK 0001959353
CUSIP: 000000000
Title of class of securities: Class I shares of common stock, par value $0.001 per share
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 04/03/2023
Filed by CIK 0002038913
Persons authorized to receive notices and communications: Jonathan H. Cohen, 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830, (203) 983-5275

## Reporting persons
- Oxford Gate Management, LLC (CIK 0002038913): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 481,058.17; sole dispositive power 0; shared dispositive power 481,058.17; aggregate amount beneficially owned 481,058.17 (22.9% of the class)
- Oxford Funds, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 521,058.17; sole dispositive power 0; shared dispositive power 521,058.17; aggregate amount beneficially owned 521,058.17 (24.8% of the class)
- Saul B. Rosenthal (CIK 0001268529): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 521,058.17; sole dispositive power 0; shared dispositive power 521,058.17; aggregate amount beneficially owned 521,058.17 (24.8% of the class)
- Jonathan H. Cohen (CIK 0001268530): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 521,058.17; sole dispositive power 0; shared dispositive power 521,058.17; aggregate amount beneficially owned 521,058.17 (24.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I shares of common stock, par value $0.001 per share
Name of issuer: Oxford Park Income Fund, Inc.
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by the following persons (together, the "Reporting Persons"):

Oxford Gate Management, LLC ("Oxford Gate") is a Delaware limited liability company. Oxford Gate is a registered investment adviser and serves as investment adviser to certain private funds. Additional information regarding Oxford Gate's ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-122893), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Oxford Funds, LLC ("Oxford Funds") is a Delaware limited liability company. Oxford Funds serves as the administrator for the Issuer and other funds. Oxford Funds is the managing member of Oxford Gate.

Oxford Gate and Oxford Funds each have a principal business address at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Jonathan H. Cohen and Saul B. Rosenthal are managing member and member, respectively, of Oxford Funds. By virtue of such ownership interests in Oxford Funds, Mr. Rosenthal and Cohen may be deemed to be indirect beneficial owners of the Shares directly held by Oxford Funds. In addition, Mr. Cohen and Mr. Rosenthal are Chief Executive Officer and President, respectively, of Oxford Gate and share voting power over the Shares and may be deemed to be indirect beneficial owners of such Shares.

Set forth below is the name and principal occupation of each executive officer of Oxford Gate. Each of the following individuals is a United States citizen and has a principal business address at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Name Principal Occupation
Jonathan H. Cohen Chief Executive Officer
Gerald R. Cummins Chief Compliance Officer
Saul B. Rosenthal President
Bruce L. Rubin Chief Financial Officer and Corporate Secretary
Residence or business address: The information included in Item 2(a) is incorporated by reference herein.
Present principal occupation or employment: The information included in Item 2(a) is incorporated by reference herein.
Criminal convictions in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in the table in (a) above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in the table in (a) above, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information included in Item 2(a) is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in the Issuer as follows:

Effective February 17, 2023, Oxford Funds' subscription to purchase $1,000,000 in aggregate amount of Class I Shares using available cash on hand was accepted, resulting in the purchase of 40,000 Class I Shares at a price per share of $25.00.

Effective May 1, 2024, Oxford Gate's subscription to purchase $2,400,000 in aggregate amount of Class I Shares using available cash on hand was accepted. On May 10, 2024, the Issuer determined the purchase price per share ($28.4494) and fixed the number of Class I Shares acquired in respect of such subscription (84,360.3).

Effective September 1, 2024, Oxford Gate's subscription to purchase $3,100,000 in aggregate amount of Class I Shares using available cash on hand was accepted. On September 16, 2024, the Issuer determined the purchase price per share ($27.49) and fixed number of Class I Shares acquired in respect of such subscription (112,768.28).

Effective April 1, 2026, Oxford Gate's subscription to purchase $5,000,000 in aggregate amount of Class I Shares using available cash on hand was accepted. On April 21, 2026, the Issuer determined the purchase price per share ($17.61) and fixed the number of Class I Shares acquired in respect of such subscription (283,929.59).

## Item 4. Purpose of Transaction
Purpose of transaction:
Oxford Funds acquired the Shares in connection with its seed capital investment in connection with the launch of the Issuer.

Oxford Gate acquired the Shares for investment purposes.

Except as described in this Schedule 13D or in the Issuer's periodic and current reports filed with the SEC from time to time, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of Trustees of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Pursuant to an administration agreement entered into on February 14, 2023 (the "Administration Agreement") between the Issuer and Oxford Funds, Oxford Funds performs, or oversees the performance of, the Issuer's required administrative services, which include, among other things, being responsible for the financial records which the Issuer is required to maintain and for the preparation of reports to the Issuer's shareholders. Oxford Funds is reimbursed for its allocable portion of overhead, including rent and compensation of the Issuer's chief financial officer and administrative support staff, and for chief compliance officer costs paid on the Issuer's behalf. The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.

The Reporting Persons review, and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future values of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The information set forth in Item 3 is incorporated herein by reference.

Except as described in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in the table in Item 2(a), has effected any transaction in the reported securities during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, other than as disclosed in this Schedule 13D, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated October 23, 2026 among the Reporting Persons.

Exhibit 2: Administration Agreement dated February 14, 2023 between the Issuer and Oxford Funds (Exhibit (k)(1) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on March 24, 2023 and incorporated herein by reference

## Signatures
- Oxford Gate Management, LLC: /s/ Saul B. Rosenthal, Saul B. Rosenthal/President (10/23/2026)
- Oxford Funds, LLC: /s/ Jonathan H. Cohen, Jonathan H. Cohen/Managing Member (10/23/2026)
- Saul B. Rosenthal: /s/ Saul B. Rosenthal, Saul B. Rosenthal (10/23/2026)
- Jonathan H. Cohen: /s/ Jonathan H. Cohen, Jonathan H. Cohen (10/23/2026)